

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 14, 2016

Mr. David N. Fuselier
Chief Executive Officer and Chief Financial Officer
Integrated Freight Corporation
42 Lake Avenue
Danbury, CT 06811

**Re:     Integrated Freight Corporation**
**Form 10-K for Fiscal Year Ended March 31, 2015**
**Filed July 14, 2015**
**File No. 000-14273**

Dear Mr. Fuselier:

We issued comments to you on the above captioned filing on February 29, 2016. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by April 28, 2016.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Doug Jones at 202-551-3309 or me at 202-551-3380 with any questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure